

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

January 20, 2006

Via U.S. Mail and Fax
Robert C. Lewis
Senior Vice President
Hughes Communications, Inc.
19 West 44th Street, Suite 507
New York, New York 10036

> **Re:**   **Hughes Communications, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed January 10, 2006**
> **File No. 333-130136**

Dear Mr. Lewis:

We have reviewed your filing and response letter filed on January 10, 2006 and have the following comments. Where indicated, we think you should revise your Form S-1 in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

First Amendment to Form S-1

Pro Forma Condensed Consolidated Financial Statements of Hughes Communications, page 38

1.   We note your response to prior comment 17. Please be aware that we are continuing to evaluate your response.

Pro Forma Condensed Consolidated Statement of Operations, page 40

2.   We note your response to prior comment 20. Since you have replaced the employee benefit and insurance programs that were discontinued by DIRECTV, it does not appear that eliminating these costs in the pro forma income statement provides an appropriate presentation of the continuing impact of the acquisition. Revise to either include an adjustment representing the costs associated with the new programs or delete adjustments #9a and #9b. Further, please revise the footnote disclosure and MD&A to discuss the expected impact on your operating results and liquidity resulting from the changes in these programs.

3.   We note your response to prior comment 21. We continue to believe that the 2004 staff reduction associated with the realignment of the Spaceway program is not directly attributable to this transaction. Please revise to delete pro forma adjustment #10.

4.   We note your response to prior comment 22. We continue to believe that the impairment associated with the discontinuation of the Spaceway program is not directly attributable to this transaction. Please revise to delete pro forma adjustment #11.

5.   We note your response to prior comment 23. We continue to believe that the impairment charge should not be excluded from the historical financial statements of HNS for pro forma purposes. Please revise to delete adjustment #12.

6.   We note your statement in response to prior comment 23 that "had the acquisition not occurred, no impairment charge would have been recorded." Please tell us in your response letter why you believe that, based upon the preliminary valuation work performed by Duff & Phelps, you would not have recognized an impairment charge if the acquisition had not occurred. Please refer to paragraph 8 of SFAS No. 144.

Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 43

7.   We note your response to prior comment 24. To the extent applicable, please revise the pro forma condensed consolidated statement of operations for the nine months ended September 30, 2005 to comply with the above-mentioned comments for the year ended December 31, 2004.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 46

8.   We note your response to prior comment 25. We note that you have applied push-down accounting to both the original 50% acquisition of HNS in April of 2005 and the acquisition of the remaining 50% in January of 2006. However,

your presentation suggests that you are applying push down accounting to the original 50% acquisition as if the purchase had occurred in January 2006, instead of using the actual basis recorded in Skyterra's financials statements in April 2005. To help us better understand the accounting treatment for both transactions and your pro forma presentation, please provide us with a detailed schedule depicting the accounting entries made to record the initial purchase of HNS by SkyTerra, including sufficient explanatory notes and the accounting literature that was relied upon to record this transaction. Please provide the same information for the acquisition of the remaining 50% interest in HNS by Hughes Communications.

9.   Further, please revise to separately disclose the components of the purchase price for each transaction mentioned above, including the amounts attributed to cash and equity securities.

10.   We note your response to prior comment 26. Revise to clarify that negative goodwill results from a purchase price that is less than the fair value of acquired tangible and intangible assets and liabilities. Disclose the factors that contributed to a purchase price that resulted in the recognition of negative goodwill.

Director and Executive Compensation, page 124

11.   Please update your executive compensation and related party transactions disclosures for the fiscal year ended December 31, 2005.

2006 Equity and Incentive Plan, page 126

12.   We note your response to prior comments 35 and 36 and your disclosure that "certain" holders of SkyTerra stock options will receive stock options in the company. Please clarify who these "certain" holders are and, if true, why certain, rather than all, the holders of SkyTerra stock options are receiving stock options in the company.

Financial Statements

13.   We note your response to prior comment 38. We continue to believe that you are required to include audited financial statements of the registrant, Hughes Communications, Inc. Also disclose in the notes to the financial statements all contingent liabilities and commitments resulting from the separation and tax sharing agreements with SkyTerra.

Financial Statements of Hughes Network Systems

Note 3. Basis of Presentation, page F-59

14.   We note your response to prior comment 41. In accordance with question 2 of SAB Topic 1:B, please revise to disclose management's estimate of what the expenses would have been on a stand-alone basis. If it is not practicable to estimate the amounts, explain why.

15.   We note your response to prior comment 42. Please revise note 3 on page F-59 to be consistent with the revised disclosures you provided in Note 4, which is found on page F-83.

16.   We note your response to prior comment 43. It appears that the line item for net capital contributions and distributions to parent on page F-57 reflect funding arrangements through inter-company accounts. Please include in the notes to the financial statements an analysis of the activity in the capital contributions and distributions account and the average balance due to or from the parent for each period an income statement is presented. Refer to Question 4 of SAB Topic 1:B.

Note 4: Basis of Presentation and Summary of Significant Accounting Policies

Stock-Based Compensation, page F-85

17.   We refer to the Class B equity interests of HNS issued in the second quarter of 2005. Please tell us in your response letter how you determined that these equity interests had no value on the date of grant. In your response, please include the number of shares issued, the date of issuance, and the significant factors, assumptions, and methodologies used in determining the fair value of such interests. Please also tell us specifically which accounting literature you relied upon in your basis for determining the appropriate accounting treatment and how you have complied with the disclosure requirements of SFAS No. 123.

18.   We refer to the "Plan" adopted in July 2005 by HNS. Please tell us in your response letter how many bonus units have been issued, the date(s) of issuance, and how you have accounted for those units. In your response, please include the number of shares issued, the date of issuance and the significant factors, assumptions, and methodologies used in determining the fair value of such interests. It appears that since SkyTerra acquired the remaining 50% of HNS, the vested shares would have been converted into common shares of SkyTerra. Please confirm and also tell us what will happen to those shares that were not vested on the date of acquisition. Please also tell us how you have complied with the disclosure requirements of SFAS No. 123.

* * * *

Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Bashaw, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at (202) 551-3366, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs
For Larry Spirgel
Assistant Director

cc: Gregory A. Fernicola
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via Facsimile: (917) 777-2918